

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

January 11, 2007

Mr. James M. Sullivan
Solutia, Inc
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760

> **RE:** **Solutia Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 15, 2006**
> **File #1-13255**

Dear Mr. Sullivan:

We have reviewed your response letter dated January 8, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Note 23. Segment and Geographic Data, page 103

1. We reviewed your response to our letter dated December 6, 2006. Based on the information you provided, it is not clear to us that CP Films and OPP exhibited similar economic characteristics during the periods presented however we note your expectation that projected EBIT margins will narrow in the future. Based on the relative size of CP Films to your consolidated results and your expectation that projected margins will narrow, we have no further comment on your aggregation of CP Films and OPP. However, we assume you will evaluate the appropriateness of your segment disclosures in each reporting period. To the extent that convergence of EBIT margins does not occur as you expect or the relative size of CP Films increases, we also assume you will reevaluate whether

the aggregation of CP Films and OPP into one reportable segment is appropriate in accordance with SFAS 131. Please confirm your intentions in this matter.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief